SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Material Fact – 12/17

Sanepar's Public Offer of Units

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the Brasil, Bolsa, Balcão – B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general that it will participate, as a seller, in the public offering of secondary distribution of deposit certificates of shares (“Units”), each representing one common share and four preferred shares, issued by Companhia de Saneamento do Paraná - SANEPAR, according to the documents of the respective offer.

Copel's interest in the operation includes the offer, initially, of 5,251,954 Units held by Copel Holding and 1,149,763 Units held by Copel Comercialização.

Pursuant to the decision rendered on June 28, 2016, under CVM Administrative Procedure No. RJ2014/13261 and article 24 of CVM Instruction No. 400 of December 29, 2003, as amended, up to and including the date of conclusion of the Bookbuilding Procedure, at Copel’s discretion in common agreement with the Offering Coordinators, the number of Units initially offered will may be increased by up to 15% of the total Units initially offered, that is, up to 2,458,197 of the Company and owned by Copel, of which 2,016,699 Units held by Copel Holding and 441,498 Units held by Copel Comercialização, under the same conditions and at the same price as the Units initially offered ("Additional Units"), which will be used to meet any excess demand that may be verified at the moment the Unit Price is fixed.

It should be noted that due to the provisions of article 4, paragraph 1, of the Law of the State of Paraná nº 18,875, of September 27, 2016 ("Law 18,875") and of the fact that the equity value of the shares issued by the Company, calculated based on your financial information as of September 30, 2017, is R$9.99, the Price per Unit must be at least R$50.00. If the Price per Unit at the end of the Bookbuilding Procedure is less than this amount, the Restricted Offer will be canceled.

On June 30, 2017 the Company had R$469.5 million recorded in its assets, in the account "other temporary investments" related to Copel's participation in SANEPAR.

Curitiba, November 29, 2017.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 29, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.